Exhibit 99.1

Hailiang Education Group Inc. (Nasdaq: HLG) Investor Presentation March 2020

67,821 Students 38 Schools 25 years Ming Wang, Chairman and CEO Mr . Ming Wang is the Chairman and CEO of Hailiang Education (Nasdaq : HLG) . Mr . Wang was awarded the title of “New Economic Person of the Year” in 2017 , Forbes China “Best CEOs of Chinese Public Companies in 2018 ” and “Outstanding Contributors to China's Education Industry” . Mr . Wang holds an MBA and an EMBA degree and is a senior economist . 2 Jian Guo Yu, CFO Mr . Jian Guo Yu is a US citizen and holds dual bachelor‘s degrees in accounting and finance from California State University, Long Beach . He is a member of AICPA, licensed CPA & CIA, with auditing experience, especially proficient in GAAS, GAAP and IFRS . He has served as senior internal auditor and senior auditor at PWC and Warner Bros . Litao Qiu , Board Secretary Mr . Litao Qiu is Australian . Before joining Hailiang, Mr . Qiu served as the CIO of Suntech Power (NYSE listed company), and vice president of Zhejiang CHINT Solar Technology . He has extensive experience in corporate governance, information management, IT governance, and SOX compliance . Hailiang Education Group Inc . (Nasdaq : HLG) - an education and management service provider of primary, middle, and high schools .

Our School Network

Established in 1995 | **42 Schools across 7 Provinces in China**

Gansu Province
GDP: CNY871 Billion
USD125 Billion
Population: 26 Million
Schools:1

Shandong Province
GDP: CNY7,107 Billion
USD1,015 Billion
Population: 100 Million
Schools:1

Jiangsu Province
GDP: CNY9,963 Billion
USD1,423 Billion
Population: 80 Million
Schools:2
Schools:2

Anhui Province
GDP: CNY3,711 Billion
USD530 Billion
Population: 63 Million
Schools:1

Hubei Province
GDP: CNY4,583 Billion
USD655 Billion
Population: 59 Million
Schools:1

Jiangxi Province
GDP: CNY2,476 Billion
USD354 Billion
Population: 46 Million
Schools:15

Zhejiang Province
GDP: CNY6,235 Billion
USD 891 Billion
Population: 58 Million
Schools:18
Schools:1



Note: 1. Schools - As of March 25, 2020
2. GDP and Population – As of Dec 31, 2019 (Data according to the public information, Exchange rate is 7)
3. Blue icons represent existing schools and orange icons represent schools under construction or to be managed.

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4 Distinguished, Specialized, and Internationalized Education Brand （ 1/3 ） Distinguished Academic Results 18 of our students placed in Top 20 High school entrance examination of 2018/2019 school year in Zhuji City 4 gold medals and 2 silver medals in national competition 5 first - prize, 18 second - prize and 25 third - prize in provincial competition Academic Competition of 2019/2020 school year Students from international education programs: 65% received offers from global top 100 universities VCE class of the first session: 75% received offers from global top 100 universities International education programs of 2019/2020 school year 410 graduates entered into First Tier National Universities 184 athlete and art graduates entered into First Tier National Universities University entrance examination of 2018/2019 school year

Distinguished, Specialized, and Internationalized Education Brand (2/3)

Specialized and Diversified Curricula / Programs

- Art School
- Workshops for Science Competition
- Exchange Student Program
- HSK Programs for Non-Chinese Students
- Study Trip Camp Courses
- Japanese, Korean, Spanish Program
- Sports training
- Inventor Innovative ideas
- After-school enrichment program

- Improved students' recruitment rate
- Higher tuition fee
- Better academic results


Music Courses


Drama Performance


NBA Academic


Shooting (Golden Training Coach)


Study Trip of Graduates


Inventor Courses

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6 Distinguished, Specialized, and Internationalized Education Brand （ 3/3 ） Cooperation with International Partners Established partnership with more than 200 education institutions and partners globally, and provide a variety of programs for local and international students .

Competitive Advantages 1 Leading One - Stop Integrated K - 12 Education Service Provider 2 Expansion Supported by Asset - light and Management & Operating Approach 3 Group Management to Support Rapid Expansion 4 Sustained Strong Profitability, Steady Cash Flow and Solid Financial Position 7 5 Growing Demand for Private Education in China, with Tremendous Upside Potential Note: Please refer to Appendix 1 (Industry Overview) for details

1

Leading One-Stop Integrated K-12 Education Service Provider

海亮教育 HAILIANG EDUCATION

Academic Programs

Basic Programs

- K-12 local program studies
- Olympics training program
- Elective subject programs(295)

International Programs

- Year1- Year13 studies
- IGCSE, A-level program
- IB-PYP program
- Australia VCE program
- US and Canadian program
- HSK program (Int'l student)
- University Foundation program

Art Programs

- Year 10- Year 12 local high school program
- Major Art study program in: Painting, Music, Media, etc.
- Focus on both academic and professional performance

Tuition and/or Service Fees We Charge Includes

- After-school Enrichment Program
- Accommodation
- Catering
- Transportation
- On-line Study Program
- Educational Books and Related Materials

Ancillary Education Services

- Educational Training
- Overseas Study Consulting
- Study Trip

Note: As of June 30, 2019, unless otherwise stated.

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Strategic Cooperation K - 12 Schools Rapid Expansion Build/ Acquire/ Entrust Build / Acquire/ Operate (Entrust/ Lease) 9 Date Expansion of school network July 2019 Operate and manage 1 public school in Jiangsu province July 2019 To sponsor “Lanzhou Hailiang Experimental School” in Lanzhou province Nov 2019 To sponsor “Wuhu Hailiang Experimental School” in Anhui province Dec 2019 Hailiang Group to establish “ Ninghai Public School” in Zhejiang province Jan 2020 Operate and manage 2 public schools in Jiangsu province Rapid expansion by three different approaches FY2015 FY2016 FY2017 FY2018 FY2019 Affiliated schools 3 3 8 8 9 Managed schools 0 0 0 16 27 Total 3 3 8 24 36 G overnment and Other Private Enterprises Fortune 500 Companies in 2019 Barron's "Top 50 Most Investment - Worthy Chinese Stocks in 2019" 2 Expansion Supported by Asset - light and Management & Operating Approach Build/ Acquire/ Entrust

3

Group Management to Support Rapid Expansion

Full Range - Academic Programs

10 schools under central management

23,630 students and 2,129 teachers/staffs

Year1- Year13

Basic program, Int'l program, Art program, University foundation program

Fully-committed and Ambitious Teaching Resources

15	133	12.1%
Golden Olympiad competition training coach	Senior teachers	master degree or above

	2017	2018	2019
Unparalleled Teacher Retention Rate	95.1%	91.5%	93.3%

- Cadre Army Academy
- Excellent Teacher Development Academy

Group Operation Efficiency

Integrate Operation Support - office and business divisions (HR, IT, Logistic, Finance, etc.) to maximize operating efficiency

Standard teaching materials and best practices to guarantee rapid expansion and quality of new schools

Cost Control Model – e.g. Selling and management expenses against total revenue (6.5%), which is much lower than industry average

Well known Brand to get more external supports

Top 50 Most Investment-Worthy Chinese Stocks

Ten Best-Known Private Education Brands in China

Hailiang Group Fortune 500 companies

Top global educational partners

Local Government & Business partners

Note:. As of March 25, 2020

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36,395 144,188 59,829 43,393 FY2017 FY2018 FY2019 FY2019H1 FY2020H1 YOY Growth: 296.2% Educational training services (RMB’000) 11 K - 12 Educational Services (RMB’000) 657,915 764,165 805,693 355,127 411,742 195,380 329,768 411,314 189,035 212,710 FY 2017 FY 2018 FY 2019 FY2019H1 FY2020H1 Basic educational program International program 853,295 1,093,933 1,217,007 544 ,162 624,452 13,791 81,495 26,487 43,133 FY2017 FY2018 FY2019 FY2019H1 FY2020H1 YOY Growth: 490.9% Study trip services (RMB’000) 19,021 40,942 16,852 17,352 FY2017 FY2018 FY2019 FY2019H1 FY2020H1 YOY Growth: 115.2% Education and management services (RMB’000) K - 12 Educational Service accounts for 84.8% of total revenue in FY2020 H1 Educational training services accounts for 5.9% of total revenue in FY2020 H1 Study trip services accounts for 5.9% of total revenue in FY2020 H1 Education and management services accounts for 2.4% of total revenue in FY2020 H1 4 Steady Revenue Growth with Diversified Business Streams Sustained Strong Profitability, Steady Cash Flow and Solid Financial Position FY2017 - 2019 CAGR Basic : 10.7% Int’l: 45.1%

Number of students by program Average tuition by program (RMB) 36,299 40,880 44,109 19,692 21,957 69,161 83,170 90,339 41,501 43,606 FY 2017 FY 2018 FY 2019 FY2019H1 FY2020H1 Average tuition of basic educational program Average tuition of international program FY2017 - 2019 CAGR Basic: 10.2% Int’l: 14.3% Note: When calculating the average tuition fee for FY2018, we include 548 students at the kindergarten level, 443 students in basic program and 105 students in international program, respectively, to be in consistent with tuition fees since Hailiang International kindergarten and Tianma Kindergarten were carved out in February, 2018. 12 Steady Revenue Growth with Diversified Business Streams Sustained Strong Profitability, Steady Cash Flow and Solid Financial Position 16,760 18,125 18,250 18034 18752 2825 3860 4553 4555 4878 20170630 20180630 20190630 20181231 20191231 Basic educational program International program FY2017 - 2019 CAGR Basic : 0.4% Int’l: 27.0% 4

13 ROE* 15% 17% 18% 7% 11% FY 2017 FY 2018 FY 2019 FY2019H1 FY2020H1 Net Profit （ RMB ‘000 ） 167,743 230,902 315,780 129,582 197,637 FY 2017 FY 2018 FY 2019 FY2019H1 FY2020H1 36.8% 37.7% YOY Growth EBITDA （ RMB ‘000 ） 271,998 394,024 533,078 FY 2017 FY 2018 FY 2019 EBITDA Margin 32% 34% 36% 35% 42% FY 2017 FY 2018 FY 2019 FY2019H1 FY2020H1 35.3% 44.9% YOY Growth * ROE of the company ’s shareholders. 4 Sustained Strong Profitability Sustained Strong Profitability, Steady Cash Flow and Solid Financial Position 230,296 306,730 FY 2019H1 FY2020H1 33.2% 52.5%

14 Net cash generated from operating activities （ RMB ‘000 ） 286,953 587,931 690,317 646,850 476,103 FY 2017 FY 2018 FY 2019 FY 2019H1 FY 2020H1 Debt* Asset Ratio 21% 29% 33% 33% 36% 20170630 20180630 20190630 20181231 20191231 * Liabilities mainly include fees received in advance and accrued payroll. Steady Cash Flow and Solid Financial Position Sustained Strong Profitability, Steady Cash Flow and Solid Financial Position 4

Growth Strategies 15 Focus on building our brand and reputation as a global leading K - 12 education integrated service provider Strengthen our market leadership by increasing education quality and scale while improving academic performance Focus on quality K - 12 education training and develop online education to diversify our offerings Implement hybrid development strategy, combining asset - light approach, construction and strategic acquisitions, to expand our affiliated and managed school network in China and overseas

Appendix 1 Industry Overview 行业概览

17 Market Size Empowered by China’s Urbanization Data Source: Wind Data Source: Wind

18 Growth Potential Demonstrated by Enrollments of Private K - 12 Education Market Top Private Education Group in China Student Enrollments 2 Percentage against Total Enrollments of China Private Education Hailiang Education (East area) 67,821 （ 2019.12.31 ） Total enrollments of six leading private education companies (0.30 million) in China Private K - 12 (18.49 million) Percentage: 1.62% China Maple Leaf (North - east area) 41,508 （ 2019.10.15 ） Bright Scholar (South - west area) 46,738 （ 2019.12.23 ） Virscend Education (South - west area) 51,328 （ 2019.09.01 ） Wisdom Education (South area) 60,116 （ 2019.09.01 ） Tianli Education (South - west area) 30,145 （ 2019.09.18 ） Note: 1.According to Ministry of Education in China 2. According to public filings by listed companies 5.41% 5.72% 6.17% 6.72% 7.13% 7.37% 7.63% 8.06% 8.56% 8.37% 8.74% 9.47% 10.41% 11.11% 11.67% 12.31% 13.01% 13.67% 9.48% 9.57% 9.53% 9.52% 9.96% 10.83% 11.79% 12.88% 13.81% 5.00% 6.00% 7.00% 8.00% 9.00% 10.00% 11.00% 12.00% 13.00% 14.00% 15.00% 2010 2011 2012 2013 2014 2015 2016 2017 2018 Private Schools Penetration in K - 12 Education by Number of Total Student Enrollments1 (%) Private Primary: Total Primary (%) Private Middle: Total Middle (%) Private High: Total High

19 Demand of International Education in China 19 Total Number of Student Enrollments of International and Bilingual Private Schools (China), 2013 – 2022E Note: Data are derived from Frost & Sullivan report in 2018 Unit: RMB 115,244 108,189 101,583 95,368 89,530 84,082 78,495 73,315 67,973 62,777 0 20,000 40,000 60,000 80,000 100,000 120,000 Average Tuition and Miscellaneous Fee (RMB) +6.5% +7.6% 2022E 2021E 2020E 2019E 2018E 2017 2016 2015 2014 2013 297.0 276.8 244.5 214.4 186.6 160.5 136.6 116.1 99.5 83.9 0 100 200 300 400 Total Number of Student Enrolments (Thousand Persons) 2022E +17.6% 2021E +13.1% 2020E 2019E 2018E 2017 2016 2015 2014 2013 Average Tuition and Miscellaneous Fees of International and Bilingual School (China) , 2013 – 2022E

20 Demand of Online Education in China 20 Data Source: Wind Data Source: Wind

21 Status of Private Education Industry Policy The private schools can choose to establish non - profit or for - profit private schools . However, compulsory education may be not allow to establish the for - profit schools . The 19 th To implement the national strategy of promoting the healthy development of private education , this law is formulated in accordance with the Constitution and Education Law . The 1 st Private schools have the same legal status as public schools , and the state guarantees the autonomy of operating private schools . The 5 th The country encourages organizations and individuals to donate funds to operating schools . The 6 th “ The Law for Promoting Private Education” , issued by Ministry of Education of the People's Republic of China in 2016 . “Several Opinions on Encouraging Social Forces to Launch Education and Promoting the Healthy Development of Private Education“, issued by Central People's Government of the People's Republic of China in 2016 . Establish a classification management system . Non - profit and for - profit classified management shall be implemented for private schools . The 5 th The government can support for - profit private schools through services purchased by the government and tax incentives based on social development needs and public service needs . The 6 th

Appendix 2 Financial Statements 财务报表

Income Statement 23 Fiscal year ended on June 30 For 6 months ended on December 31 (In thousands of RMB, except for EPS) 2017 2018 2019 2018 2019 Revenue 853,295 1,169,348 1,499,025 652,715 736,676 Cost of revenue (645,757) (804,674) (1,026,903) (454,983) (498,878) Gross profit 207,538 364,674 472,122 197,732 237,798 Other income, net 6,325 3,689 25,100 9,866 49,785 Selling expenses (21,902) (24,539) (25,003) (9,877) (15,124) Administrative expenses (31,110) (63,374) (72,661) (32,553) (31,645) Operating profit 160,851 280,450 399,558 165,168 240,814 Gain on disposal of affiliated entities — 5,349 — — — Finance income 6,892 11,391 24,935 12,463 13,878 Finance costs — — — — (3,910) Profit before tax 167,743 297,190 424,493 177,631 250,782 Income tax expense — (66,288) (108,713) (48,049) (53,145) Net Profit 167,743 230,902 315,780 129,582 197,637 Other comprehensive income 2,202 (2,542) 3,310 3,223 1,223 Total comprehensive income 169,945 228,360 319,090 132,805 198,860 Basic and diluted earnings per share 0.41 0.54 0.71 0.29 0.49 Total comprehensive income attributable to: Total comprehensive income attributable to non - controlling interests — 8,314 22,359 123,145 203,167 Total comprehensive income attributable to the Company’s shareholders 169,945 220,046 296,731 9,660 (4,307)

Balance Sheet As of June 30 As of December 31 (In thousands of RMB) 2018 2019 2019 Property and equipment, net 679,081 620,623 625,084 Intangible assets and goodwill, net 78,747 99,525 98,860 Right - of - use assets — — 530,435 Contract costs — 9,899 13,963 Prepayments to third party suppliers 92 94 69 Deferred tax assets — — 252 Non - current assets 757,920 730,141 1,268,663 Trade receivables — — 6,250 Other receivables due from related parties 95,128 91,674 87,834 Other current assets 15,182 31,706 47,628 Term deposits held at a related party finance entity 204,000 1,387,094 1,260,880 Restricted bank deposits — 1,613 1,600 Cash and cash equivalents 812,620 260,684 228,196 Current assets 1,126,930 1,772,771 1,632,388 Total assets 1,884,850 2,502,912 2,901,051 Contract liabilities — 2,579 2,439 Deferred tax liabilities — 4,691 4,710 Lease liabilities — — 16,285 Non - c urrent liabilities — 7,270 23,434 Trade and other payables due to third parties 141,504 218,122 161,009 Other payables due to related parties 138,215 134,745 99,728 Contract liabilities — 398,951 713,136 Deferred revenue 212,969 — — Income tax payable 57,349 54,577 38,920 Lease liabilities — — 1,575 Current liabilities 550,037 806,395 1,014,368 Total liabilities 550,037 813,665 1,037,802 Share capital 268 268 268 Share premium 134,583 134,583 134,583 Contributed capital 235,895 251,034 251,034 Reserves 312,667 360,914 387,644 Retained earnings 638,246 905,009 1,081,446 Non - controlling interests 13,154 37,439 8,274 Total equity 1,334,813 1,689,247 1,863,249 Total liabilities and equity 1,884,850 2,502,912 2,901,051 24

Cash Flow Statement Fiscal year ended on June 30 (In thousands of RMB) 2017 2018 2019 Net profit for the year 167,743 230,902 315,780 Adjustments for: Depreciation 110,485 113,128 132,026 Gain on disposal of affiliated entities — (5,349) — (Gain)/loss on the disposal of property and equipment (41) 371 342 Amortization of intangible assets 662 446 1,494 Net foreign exchange (gain)/loss (282) 324 (465) Interest income (6,709) (11,715) (24,470) Income tax expenses — 66,288 108,713 Other current assets and contract costs (530) (13,681) (8,127) Prepayment to third party suppliers 2,235 2,157 — Trade and other payables due to third parties 23,313 30,416 94,885 Other payables due to related parties (27,636) 18,000 (5,275) Deferred revenue and contract liabilities 17,713 165,583 186,731 Income tax paid — (8,939) (111,317) Net cash generated from operating activities 286,953 587,931 690,317 Interest received 5,873 10,677 20,592 Proceeds from sale of property and equipment 64 1,015 — Purchase of property and equipment (108,959) (89,369) (80,133) Purchase of intangible assets — — (1,743) Restricted bank deposits — — (1,613) Term deposits placed with a related party finance entity (1,953,600) (204,000) (4,709,697) Maturity of term deposits placed with a related party finance entity 1,552,600 401,000 3,526,603 A loan made to a related party (98,229) — — Repayment of a loan from a related party — — 12,412 Acquisition of subsidiaries or an affiliated entity, net of cash acquired — (6,160) (627) Net proceeds from disposal of affiliated entities, net of cash disposed — 17,982 — Net cash (used in)/generated from investing activities (602,251) 131,145 (1,234,206) Loans borrowed from related parties 99,603 7,609 — Capital contributions — 11,000 139 Dividends paid to a non - controlling shareholder of subsidiaries — — (7,482) Net cash generated from/(used in) financing activities 99,603 18,609 (7,343) Net (decrease)/increase in cash and cash equivalents (215,695) 737,685 (551,232) Cash and cash equivalents at beginning of the year 291,011 77,801 812,620 Effect of movements in exchange rates on cash held 2,485 (2,866) (704) Cash and cash equivalents at the end of the year 77,801 812,620 260,684 25

Disclaimer This presentation has been prepared by Hailiang Education Group Inc . (Nasdaq : HLG) (“ Hailiang Education” or the “Company”) solely to facilitate the understanding of the Company’s business model and growth strategy . The information contained in this presentation has not been independently verified . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein . None of the Company or any of its affiliates, advisers or representatives will be liable (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with the presentation . This presentation contains forward - looking statements and management may make additional forward - looking statements in response to your questions . Such written and oral disclosures are made pursuant to the Safe Harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements include descriptions regarding the intent, belief or current expectations of the Company or its officers with respect to its future performance, consolidated results of operations and financial condition . These statements can be identified by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” or words of similar meaning . Such forward - looking statements are not guarantees of future performance and involve risks and uncertainties . Actual results may differ materially from expectations implied by these forward - looking statements as a result of various factors and assumptions . Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized, and therefore we refer you to a more detailed discussion of the risks and uncertainties contained in the Company’s annual report on Form 20 - F as well as other documents filed with the Securities & Exchange Commission . In addition, these forward looking statements are made as of the current date, and the Company does not undertake to update forward - looking statements to reflect future events or circumstances, unless otherwise required by law . 26

Contact Ascent Investor Relations LLC Tina Xiao Email: tina.xiao@ascent - ir.com Tel: +1 - 917 - 609 - 0333 Address: 733 3rd Avenue 16th Floor, New York, NY 10017, USA Hailiang Education Group Inc. Litao Qiu Email: ir@hailiangeducation.com Tel: +86 571 5812 - 1974 Address: 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China Hailiang Education Group lnc . ®Business